Filed by ITC Holdings Corp. Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp,

Commission File No. 001-32576

ITC / Entergy Transaction

OCTOBER 2012 UPDATE

This update is the fourth in a series of periodic newsletters designed to keep ITC employees informed and updated on the ITC/Entergy transaction.

ITC Ambassadors Share Insights With Entergy Employees

As part of our ongoing communications with Entergy employees, ITC has assembled a group of approximately 40 "ambassadors" from all areas of the company to provide a first-hand perspective on working for ITC. Over the next several months the ambassadors will be participating in videos, articles and town halls designed to provide greater insights and answer questions about everyday life at ITC.

Recently we asked some of our ambassadors to reflect on one particular question – ***"What's the best thing about working at ITC?"*** – and to share their thoughts. Here is what some of them said:

"ITC is a real cutting edge company in terms of the field that we're in. And, I just think that it's always challenging… the days go by fast because there are so many things that you're involved in and it just makes it for an interesting, exciting day." – Jenny D'Anna, Attorney, Utility Operations

"It's a great place to work all around. I mean I love coming to work every morning. I love what I do. I love who I work with. I think there are just a lot of people passionate about the transmission business and about getting the job done and getting the job done right." – Carlo Capra, Manager, Regional Planning

"The best thing about ITC is the fact that you're a part of something in some ways bigger than yourself. You're a part of a company and organization that is doing things that are breaking the mold with respect to the industry. If you talk to other industry insiders, a lot of them have a little bit of envy with respect to what we're doing, and what we're trying to accomplish here. So the best part of working here is being a part of something that is new, groundbreaking and great for the industry going forward." – Kwafo Adarkwa, Senior Regulatory Analyst

A small group of our ITC ambassadors will be traveling to various Entergy locations this week to meet some of their employees in person, share experiences and answer questions.

We look forward to sharing more with you about their visits in a future update! ■

Transaction Approvals

Authority	Requirement	Filed	Approved
Louisiana PSC	• Change of control of transmission assets • Authorization to incur debt in some jurisdictions	✔	☐
New Orleans City Council		✔	☐
Arkansas PSC		✔	☐
Mississippi PSC		✔	☐
Texas PUC		☐	☐
Missouri PSC		☐	☐
FERC	• Change of control of transmission assets • Establish rate for new ITC subsidiaries • Authorization for operating company financings	✔	☐
Hart-Scott-Rodino Act (DOJ / FTC)	• Pre-merger notification to review potential antitrust and competition issues	☐	☐
U.S. Nuclear Regulatory Commission (NRC) License Approval	• Approval of transfer of control of existing NRC nuclear facility licenses owned by Entergy utility operating companies	✔	☐
IRS Private Letter Ruling	• Ruling regarding tax-free treatment of the Transaction	✔	☐
ITC Shareholders	• Merger • Amendment to ITC Articles of Incorporation to increase the number of authorized shares • Authorization for issuance of greater than 20% of outstanding shares	✔	☐

Entergy Transmission Business

10/29/2012

ITC / Entergy Transaction OCTOBER 2012 UPDATE ITC Forward-Looking Information This document and the exhibits hereto contain certain statements that describe ITC management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 that ITC filed with the SEC on September 25, 2012 in connection with the proposed transactions, and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements. Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated. Additional Information and Where to Find It On September 25, 2012, ITC filed a registration statement on Form S-4 with the SEC registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders. In addition, TransCo will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the proxy statement/prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement/prospectus and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement/prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000. This communication is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy, may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 28, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on March 23, 2012. Information about the directors and executive officers of ITC may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 22, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on April 12, 2012. For more information visit the Station or http://www.itc-holdings.com/itc-entergy.html